APPENDIX B:
FINANCIAL STATEMENTS
(Unaudited)

Tara Prescott dba Plat Du Jour Catering

Profit and Loss % of Total Income

January - December 2021

	TOTAL	
	JAN - DEC 2021	% OF INCOME
Income		
Sales	94,347.36	100.00 %
Total Income	**$94,347.36**	**100.00 %**
GROSS PROFIT	**$94,347.36**	**100.00 %**
Expenses		
Advertising & Marketing	1,610.82	1.71 %
Ask My Accountant	8,920.00	9.45 %
Bank Charges & Fees	5.80	0.01 %
Car & Truck	1,446.32	1.53 %
Contractors	860.00	0.91 %
Insurance	2,609.82	2.77 %
Job Supplies	3,548.42	3.76 %
Meals & Entertainment	3,457.21	3.66 %
Office Supplies & Software	2,915.84	3.09 %
Other Business Expenses	2,196.42	2.33 %
Payroll Expenses	2,352.00	2.49 %
Taxes	2,112.15	2.24 %
Total Payroll Expenses	**4,464.15**	**4.73 %**
Purchases	45,318.55	48.03 %
Reimbursable Expenses	1,560.97	1.65 %
Rent & Lease	4,337.12	4.60 %
Taxes & Licenses	7,062.29	7.49 %
Travel	1,424.20	1.51 %
Uncategorized Expense	196.50	0.21 %
Total Expenses	**$91,934.43**	**97.44 %**
NET OPERATING INCOME	**$2,412.93**	**2.56 %**
Other Expenses		
Reconciliation Discrepancies	0.00	0.00 %
Total Other Expenses	**$0.00**	**0.00 %**
NET OTHER INCOME	**$0.00**	**0.00 %**
NET INCOME	**$2,412.93**	**2.56 %**

Tara Prescott dba Plat Du Jour Catering

Balance Sheet

As of December 31, 2021

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Checking	1,072.43
Savings	502.55
Total Bank Accounts	**$1,574.98**
Other Current Assets	
Uncategorized Asset	-6,111.31
Total Other Current Assets	**$ -6,111.31**
Total Current Assets	**$ -4,536.33**
TOTAL ASSETS	**$ -4,536.33**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Other Current Liabilities	
Direct Deposit Payable	0.00
Payroll Liabilities	
Federal Taxes (941/944)	61.20
Federal Unemployment (940)	44.40
MA Income Tax	62.35
MA Paid Family and Medical Leave	24.18
MA Unemployment Tax	1,054.29
Tufts	425.48
Total Payroll Liabilities	**1,671.90**
Total Other Current Liabilities	**$1,671.90**
Total Current Liabilities	**$1,671.90**
Total Liabilities	**$1,671.90**
Equity	
Opening Balance Equity	596.13
Owner's Investment	-2,559.12
Owner's Pay & Personal Expenses	-9,251.90
Retained Earnings	2,593.73
Net Income	2,412.93
Total Equity	**$ -6,208.23**
TOTAL LIABILITIES AND EQUITY	**$ -4,536.33**

Tara Prescott dba Plat Du Jour Catering

Statement of Cash Flows

January - December 2021

	TOTAL
OPERATING ACTIVITIES	
Net Income	2,412.93
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Uncategorized Asset	6,311.31
Direct Deposit Payable	0.00
Payroll Liabilities:Federal Taxes (941/944)	61.20
Payroll Liabilities:Federal Unemployment (940)	44.40
Payroll Liabilities:MA Income Tax	62.35
Payroll Liabilities:MA Paid Family and Medical Leave	24.18
Payroll Liabilities:MA Unemployment Tax	1,054.29
Payroll Liabilities:Tufts	425.48
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**7,983.21**
Net cash provided by operating activities	**$10,396.14**
FINANCING ACTIVITIES	
Owner's Investment	-2,559.12
Owner's Pay & Personal Expenses	-9,356.69
Retained Earnings	6.15
Net cash provided by financing activities	**$ -11,909.66**
NET CASH INCREASE FOR PERIOD	**$ -1,513.52**
Cash at beginning of period	3,088.50
CASH AT END OF PERIOD	**$1,574.98**

Tara Prescott dba Plat Du Jour Catering

Profit and Loss % of Total Income

January - December 2022

	TOTAL	
	JAN - DEC 2022	% OF INCOME
Income		
Sales	134,443.19	100.00 %
Total Income	**$134,443.19**	**100.00 %**
GROSS PROFIT	**$134,443.19**	**100.00 %**
Expenses		
Advertising & Marketing	837.12	0.62 %
Ask My Accountant	3,990.00	2.97 %
Bank Charges & Fees	7.50	0.01 %
Car & Truck	5,308.79	3.95 %
Contractors	2,541.00	1.89 %
Insurance	448.21	0.33 %
Job Supplies	1,838.24	1.37 %
Meals & Entertainment	5,086.11	3.78 %
Office Supplies & Software	5,343.62	3.97 %
Other Business Expenses	2,173.57	1.62 %
Payroll Expenses	3,103.00	2.31 %
Taxes	965.56	0.72 %
Total Payroll Expenses	**4,068.56**	**3.03 %**
Purchases	62,764.09	46.68 %
Reimbursable Expenses	225.19	0.17 %
Rent & Lease	12,554.90	9.34 %
Repairs & Maintenance	980.94	0.73 %
Taxes & Licenses	4,432.03	3.30 %
Travel	1,028.84	0.77 %
Uncategorized Expense	280.00	0.21 %
Utilities	624.99	0.46 %
Total Expenses	**$114,533.70**	**85.19 %**
NET OPERATING INCOME	**$19,909.49**	**14.81 %**
Other Expenses		
Reconciliation Discrepancies	51.74	0.04 %
Total Other Expenses	**$51.74**	**0.04 %**
NET OTHER INCOME	**$ -51.74**	**-0.04 %**
NET INCOME	**$19,857.75**	**14.77 %**

Tara Prescott dba Plat Du Jour Catering

Balance Sheet

As of December 31, 2022

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Checking	-920.85
Savings	1,006.11
Total Bank Accounts	**$85.26**
Other Current Assets	
Inventory Asset	2,105.63
Payroll Corrections	0.00
Uncategorized Asset	-3,611.31
Undeposited Funds	450.00
Total Other Current Assets	**$ -1,055.68**
Total Current Assets	**$ -970.42**
TOTAL ASSETS	**$ -970.42**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Other Current Liabilities	
Direct Deposit Payable	0.00
Payroll Liabilities	
Federal Taxes (941/944)	731.24
Federal Unemployment (940)	68.34
MA Income Tax	168.59
MA Paid Family and Medical Leave	32.61
MA Unemployment Tax	1,510.01
Tufts	425.48
Total Payroll Liabilities	**2,936.27**
Total Other Current Liabilities	**$2,936.27**
Total Current Liabilities	**$2,936.27**
Total Liabilities	**$2,936.27**
Equity	
Opening Balance Equity	596.13
Owner’s Investment	-5,059.12
Owner’s Pay & Personal Expenses	-23,861.95
Retained Earnings	4,560.50
Net Income	19,857.75
Total Equity	**$ -3,906.69**
TOTAL LIABILITIES AND EQUITY	**$ -970.42**

Tara Prescott dba Plat Du Jour Catering

Statement of Cash Flows

January - December 2022

	TOTAL
OPERATING ACTIVITIES	
Net Income	19,857.75
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Inventory Asset	-2,105.63
Payroll Corrections	0.00
Uncategorized Asset	-2,500.00
Direct Deposit Payable	0.00
Payroll Liabilities:Federal Taxes (941/944)	670.04
Payroll Liabilities:Federal Unemployment (940)	23.94
Payroll Liabilities:MA Income Tax	106.24
Payroll Liabilities:MA Paid Family and Medical Leave	8.43
Payroll Liabilities:MA Unemployment Tax	455.72
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**-3,341.26**
Net cash provided by operating activities	**$16,516.49**
FINANCING ACTIVITIES	
Owner’s Investment	-2,500.00
Owner’s Pay & Personal Expenses	-14,610.05
Retained Earnings	-446.16
Net cash provided by financing activities	**$ -17,556.21**
NET CASH INCREASE FOR PERIOD	**$ -1,039.72**
Cash at beginning of period	1,574.98
CASH AT END OF PERIOD	**$535.26**

I, Tara Prescott, certify that:

1. The financial statements of Tara J Prescott DBA Plat Du Jour Catering included in this Form are true and complete in all material respects; and
2. The tax return information of Tara J Prescott DBA Plat Du Jour Catering included in this Form reflects accurately the information reported on the tax return for Tara J Prescott DBA Plat Du Jour Catering for the fiscal years ended 2020 and 2021 (most recently available as of the Date of this Form C).

Signature *Tara Prescott*

Name: Tara Prescott

Title: Owner